Exhibit 99.1
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kinross Gold Corporation (“Kinross”)
17th Floor, 25 York Street,
Toronto, Ontario
M5J 2V5

2.	Date of Material Change

May 4, 2010

3.	News Release

A news release relating to the material change was disseminated through Newswire on May 3, 2010.

4.	Summary of Material Change

A news release with respect to, among other things, the material change referred to in this report was issued by Kinross on May 4, 2010 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Review.

5.	Full Description of Material Change

On May 4, 2010, Kinross announced that it had subscribed for 24,000,000 common shares of Red Back Mining Inc. (“Red Back”) pursuant to a private placement. The private placement closed on May 7, 2010. After giving effect to the private placement, Kinross holds approximately 9.4% of Red Back’s issued and outstanding common shares. The subscription price is CAD$25.00 per common share for an aggregate purchase price of CAD$600,000,000. Kinross has the right to nominate a director for appointment to the Red Back Board of Directors, and for one year following closing, the right to participate in any subsequent securities offering in order to maintain its approximate 9.4% interest in Red Back.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Administration and Corporate Secretary, at (416) 365-5198.

9.	Date of Report

May 10, 2010